Exhibit 12.1

TPC GROUP LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands, except for ratios)

	For Quarter Ended March 31,		For Six Months Ended December 31,		For Fiscal Year Ended June 30,
	2011	2010	2010	2009	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	$17,087	$6,714	$17,306	$20,324	$49,339	$(34,419)	$41,242	$34,902	$61,141
Add: Fixed charges	8,566	3,634	14,644	7,638	15,638	18,455	22,505	21,174	4,018
Amortization of capitalized interest	82	74	164	148	327	280	114	—	—
Cash distribution from joint venture	400	500	400	653	1,528	900	964	825	800
Less: Interest capitalized	—	—	—	—	—	(940)	(2,424)	(1,545)	—
Joint venture income	(309)	(324)	(472)	(846)	(1,407)	(1,258)	(1,204)	(795)	(946)

Total earnings	$25,826	$10,598	$32,042	$27,917	$65,425	$(16,982)	$61,197	$54,561	$65,013

Fixed charges:
Interest expense and capitalized interest	7,958	3,228	10,141	6,835	13,492	16,511	20,335	18,947	3,574
Estimated interest within rental expense	148	76	201	143	576	679	1,036	1,123	435
Amortized capitalized interest expense related to indebtedness	460	330	4,302	660	1,570	1,266	1,134	1,104	9

Total fixed charges	$8,566	$3,634	$14,644	$7,638	$15,638	$18,456	$22,505	$21,174	$4,018

Ratio of Earnings to Fixed Charges	3.0	2.9	2.2	3.7	4.2	— (1)	2.7	2.6	16.2

(1)	The deficiency in the fiscal year ended June 30, 2009 was $35,437.